Exhibit 3.1

ARTICLES OF AMENDMENT OF

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

MIDWEST HOLDING INC.

Midwest Holding Inc., a corporation organized and existing under the laws of the State of Nebraska (the “Corporation”) hereby certifies that:

A.  The name of the Corporation is Midwest Holding Inc.

B.  Article II of the Amended and Restated Articles of Incorporation is hereby amended and restated to read in its entirety as follows:

The total number of shares that this Corporation is authorized to issue is twenty-two million (22,000,000) shares of Common Stock, of which twenty million (20,000,000) shares shall be designated as voting common stock, par value $0.001 per share (the “Voting Common Stock”) and two million (2,000,000) shares shall be designated as the nonvoting common stock, par value $0.001 per share (the “Nonvoting Stock”); and two million (2,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). Upon filing and effectiveness (the “Effective Time”), pursuant to the Nebraska Model Business Corporation Act, of these Articles of Amendment to the Amended and Restated Articles of Incorporation of the Corporation, each 500 shares of Common Stock either issued or outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Voting Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Rather, the Company shall pay cash for fractional shares, based on the volume weighted average price of the weekly high and low sales price as reported on the OTCQB for the four trading weeks preceding the date of the meeting ending on the Friday before the Meeting Date at which these Articles of Amendment were approved by shareholders.

Until exchanged, each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Voting Common Stock into which the shares of pre-Reverse Stock Split Stock represented by the Old Certificate shall be been combined.

C.  Article VIII is hereby added to the Amended and Restated Articles of Incorporation as follows:

ARTICLE VIII

The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the whole board. The directors shall be divided into three classes at the Effective Times, with the term of office of the first class to expire at the next annual meeting of shareholders, the term of office of the second class to expire at the annual meeting of shareholders one year thereafter and the term of office of the third class to expire at the annual meeting of shareholders two years thereafter. At each annual meeting of shareholders following such initial classification and election, directors elected to success those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election.

D.  These Articles of Amendment to the Amended and Restated Articles of Incorporation were duly adopted by the Board of Directors and shareholders of the Corporation in accordance with the provisions of Section 21-2,153 of the Nebraska Model Business Corporation Act.

IN WITNESS WHEREOF, Midwest Holding Inc. has caused these Articles of Amendment to the Amended and Restated Articles of Incorporation to be signed this 5th day of August, 2020.

MIDWEST HOLDING INC.

By	/s/ Mark A. Oliver
Mark A. Oliver, President